

Mail Stop 3720

March 2, 2010

James J. Miller
President and Chief Executive Officer
National Intelligence Association, Inc.
1258 Golfview Drive
Woodridge, IL 60517

> **Re: National Intelligence Association, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed February 22, 2010**
> **File No. 333-163628**

Dear Mr. Miller:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have considered your response to comment one from our letter dated January 5, 2010 and are unable to agree. It appears that you are registering more than 100% of the shares outstanding held by non-affiliates in this offering. We also note that Mr. Miller is registering offering more than 15% of the shares held by non-affiliates. As a result, we view the registration statement as attempting to cover an indirect primary offering where the company will distribute a significant number of shares into the market through affiliated parties. Inasmuch as you do not qualify for a primary offering under Rule 415 of Regulation C, you must revise your offering accordingly. If you disagree, please provide us with additional legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders

are actually underwriters selling on behalf of the issuer. In particular, please tell us the following:

- whether any of the selling stockholders are broker dealers or affiliates of broker-dealers;
- the total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholder as a percentage of shares outstanding held by non-affiliates;
- whether there are any relationships among any of the selling shareholders; and
- whether any of the selling shareholders or any affiliates of the selling shareholders has a contractual relationship regarding the sale of the stock.

2. We note your response to comment three from our letter dated January 5, 2010. Please disclose the basis for the following statements:

- changes in the attitudes of the public about security "are a tremendous boost to our industry" (page 21);
- your description of the "big-agency phenomenon of the split between selling the assignment and fulfilling the assignment, which when done improperly leads to client dissatisfaction" (page 21); and
- the "public cannot be guaranteed protection by the municipalities in which they live. They also cannot receive the proper care and time from attorney's or police detectives to help them solve their problems. We will work with the public and offer services to help them through their problems" (page 22).

Prospectus Summary, page 6

3. We note your response to comment four from our letter dated January 5, 2010. Please further revise your summary to disclose management's estimated timetable for commencing your future business activities. Also disclose that you are a development stage company, have not generated any revenues, and that your auditors have provided a going concern opinion (explaining what this means).

4. Please identify each of the "worldwide Detective Associations" of which you are a member. Please clarify here, and in your business description, how your membership in these associations provides you with access to investigators and address the costs associated with maintaining such memberships and accessing their investigators.

Risk Factors, page 4

5. We note your response to comment six from our letter dated January 5, 2010. We also note your statement that you anticipate seeking "additional funds, as well as other funds in the event that they shall become available on commercially reasonable terms." Please revise your disclosure to provide more details regarding the timing, source and manner in which you intend to obtain such funds.

<u>"We may not be able to secure new customers," page 8</u>

6. We note your statement regarding your need to "retain existing customers." Please tell us whether you have any existing customers. If you do not, please revise this disclosure.

<u>"As a public company, we will incur substantial expenses," page 10</u>

7. Revise this risk factor to reflect the fact that you will become subject to the information and reporting requirements of the U.S. securities laws when your registration statement is declared effective, regardless of whether your stock is quoted on the over the Counter Bulletin Board.

<u>Management Discussion & Analysis, page 20</u>
<u>Overview, page 20</u>

8. We note your response to comment 21 from our letter dated January 5, 2010. Please move the Management Discussion & Analysis heading so that it references only the management's discussion and analysis contemplated by Item 303 of Regulation S-K.

9. We note your response to comment 14 from our letter dated January 5, 2010. Please further revise the discussion of your services to disclose the timeframe in which management anticipates offering the services currently under development and the percentage of revenues management anticipates deriving from each such service. An investor should be able to clearly identify your specific plan of operation for the remainder of this fiscal year.

10. We note your response to comment 16 from our letter dated January 5, 2010 and your disclosure on page nine which indicates that you are subject to city, county and state licensing laws. Please describe the applicable requirements and indicate the status of your compliance with such any governmental requirements. Please also disclose the costs, if any, associated with maintaining compliance with these various licensing or other regulatory requirements. See Item 101(h)(4)(viii) of Regulation S-K.

<u>Advertising, page 21</u>

11. Please describe more specifically the type of media that you will depend on to promote your business. We note that you do not reference any advertising expenses in your results of operations.

<u>Sales Strategy, page 21</u>

12. Please expand this section to describe the services you intend to sell instead of referencing services you currently sell.

Competitive Comparison, page 21

13. We note your disclosure that you intend to have your personnel in one location. However, we also note your statement on page six that you have an "international network of investigators" through your membership in various detective associations. Please clarify how you intend to use the network of investigators and revise your disclosure, if applicable.

14. We note your response to comment 17 from our letter dated January 5, 2010. Please disclose how many agents and/or employees you currently have.

Market Analysis Summary, page 21

15. We note that you are applying for a "GSA schedule that will make NIA a prime vendor for the Government." Provide a more detailed explanation for the process of obtaining a GSA schedule, the purpose of this schedule and how it will enable you to obtain government contracts. Please also describe the additional expenses associated with such schedule.

Market Segmentation, page 21

16. Please revise your disclosure to indicate when you anticipate being able to offer the services you discuss in this section. In addition, please disclose the steps you will need to take to obtain contracts from government agencies.

Liquidity and Capital Resources, page 23

17. We note that you estimate that your expenses for the period ending September 30, 2010 will be approximately $103,500. As the Company will require additional funding to continue operations, you should specifically identify in your disclosure who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed.

Directors, Executive Officers, Promoters and Control Persons, page 24

18. Please clarify the nature of the license that the National Intelligence Assn. holds. Please expand your disclosure to indicate Mr. Miller's duties as Chief Agent In Charge of this agency.

Certain Relationships and Related Transactions, page 27

19. We note your statement that you have had no related party transactions. However, we also note your disclosure on page 23 referencing liabilities of $10,060 comprised in part of amounts due to a related party. Please revise to clarify this apparent discrepancy.

Signatures

20. As previously requested, please identify the persons signing the registration statement in the capacity of controller or principal accounting officer, as well as a majority of your board of directors, as required by the instructions to Form S-1.

Exhibit 5.1

21. We note your response to comment 30 from our letter dated January 5, 2010. Please provide us more details regarding the types of representations made by management with respect to the company's filing.

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Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analysts at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director

Cc: Wade D. Huettel, Esq.
      Via facsimile